Exhibit 18.1

November 5, 2009

Board of Directors of General Communication, Inc. and GCI, Inc.
2550 Denali St, Suite 1000
Anchorage, AK  99503-2751

Dear Directors:

We are providing this letter solely for inclusion as an exhibit to General Communication, Inc.’s and GCI, Inc.’s (collectively the “Company”) Form 10-Q filing pursuant to Item 601 of Regulation S-K.

As stated in Note 1 to the unaudited consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2009, the Company changed the date of its annual goodwill impairment test from December 31 to October 31.  Note 1 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because the change allows the Company to complete its annual goodwill impairment testing in advance of its year-end closing activities.

With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

Based on our reading of management’s stated reasons and justification for this change in accounting principle as disclosed in the Form 10-Q, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances.

We have not audited any consolidated financial statements of the Company as of any date or for any period.

Very truly yours,

/s/ GRANT THORNTON LLP